Exhibit 12.1
Ratio of Earnings to Fixed Charges

				Period from	Period from
				October 1, 2005	Inception to		Pro
	2003	2004	2005	to May 2, 2006	Sept. 30, 2006	Combined	Forma

Pretax income	12,166	27,328	18,928	(67,757)	5,105	(62,652)	16,390
Plus: Fixed charges and other financing costs	15,847	20,357	26,855	76,543	20,940	97,483	48,990

Earnings	28,013	47,685	45,783	8,786	26,045	34,831	65,380

Fixed charges:
Interest expense	14,782	19,367	25,728	33,000	20,340	53,340	47,512
Interest expense in rental expense	1,065	990	1,127	878	600	1,478	1,478

	15,847	20,357	26,855	33,878	20,940	54,818	48,990
Less: w/o deferred finance costs	—	—	—	15,994		15,994
Less: debt premiums	—	—	—	26,671		26,671

Net fixed charges	15,847	20,357	26,855	76,543	20,940	97,483	48,990

Ratio	1.8	2.3	1.7	0.3	1.2	0.6	1.3